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                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE13G


              Under the Securities Exchange Act of 1934

                       (Amendment No__4__)*

                         Northrim BanCorp, Inc.
---------------------------------------------------------------------

                           (Name of Issuer)

                                Common
---------------------------------------------------------------------

                    (Title of Class of Securities)

                              666762109
                          -----------------
                            (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    / / Rule 13d-1(b)
    /x/ Rule 13d-1(c)
    / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1745 (3-98)
                           Page 1 of 7

CUSIP No. 666762109
--------------------

    1.  Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only)

        WEDBUSH, Inc.
---------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group
   	(See Instructions)

       (a) /x/
       (b) / /
---------------------------------------------------------------------
   3.   SEC Use Only
---------------------------------------------------------------------
   4.   Citizenship or Place of Organization

        California
---------------------------------------------------------------------
     Number of Shares  5. Sole Voting Power                   239,124
     Beneficially by   ----------------------------------------------
     Owned by Each     6. Shared Voting Power                 316,295
     Reporting         ----------------------------------------------
     Person With:      7. Sole Dispositive Power              239,124
                       ----------------------------------------------
                       8.Shared Dispositive Power             342,450

---------------------------------------------------------------------
   9.  Aggregate Amount Beneficially Owned by Each Reporting Person

       342,050
---------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        /x/
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        5.6%
---------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)

---------------------------------------------------------------------
        CO

CUSIP No. 666762109
--------------------

    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Edward W. Wedbush
---------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group
        (See Instructions)

        (a) /x/
        (b) / /
---------------------------------------------------------------------
   3.   SEC Use Only
---------------------------------------------------------------------
   4.   Citizenship or Place of Organization

        United States of America
---------------------------------------------------------------------
     Number of Shares     5. Sole Voting Power        77,171
     Beneficially by   ----------------------------------------------
     Owned by Each        6. Shared Voting Power     316,295
     Reporting         ----------------------------------------------
     Person With:         7. Sole Dispositive Power   77,171
                       ----------------------------------------------
                          8.Shared Dispositive Power 342,450

---------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        342,450
---------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        /x/
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        5.6%
---------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)

---------------------------------------------------------------------
        IN

Cusip No. 666762109           13G Northrim BanCorp, Inc.

---------------------------------------------------------------------

Item 1. Name and Address of Issuer.

(a) This statement relates to the shares of the common stock of Northrim BanCorp, Inc. ("Issuer").

(b)   Issuer's address: 3111 C Street,
      Anchorage, Alaska 95503


Item 2. Filers

(a) This statement is filed by WEDBUSH, Inc. ("WI") and by Edward W. Wedbush ("EWW").

(b)   Business address of the above filers are as follows:
      WI - 1000 Wilshire Blvd., Los Angeles, CA 90017-2457
      EWW - P.O. Box 30014, Los Angeles, CA 90030-0014

(c) WI is a California corporation and EWW is a citizen of the United States of America.

(d)   Common stock

(e)   666762109

Item 3. Classification of Filers

(a)--(g)       Not applicable

Item 4. Ownership

(a) WI has sole ownership of 239,124 Shares of the Issuer and EWW has sole ownership of 77,171 Shares.

(b) Of the Shares outstanding, WI owns approximately 3.93% and EWW owns approximately 1.27%.

(c)   Number of Shares as to which the filer has:

      (i) Sole power to vote: WI has sole power to vote on 239,124 Shares and EWW has 77,171 sole Shares.

      (ii) Shared power to vote: WI has 316,295 Shares and EWW has 316,295 Shares.

      (iii) Sole power to dispose: WI has sole power to dispose on 239,124 Shares and EWW has 77,171 Shares to dispose.

      (iv) Shared power to dispose: WI has 342,450 Shares and EWW has 342,450 Shares.

Item 5. Ownership of Five Percent or Less of a Class.

     	Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another.

        Not applicable.

Item 7. Identification and Classification of Subsidiary which
        Acquired the Securities Being Reported on by the Parent
        Holding Company.

     	Not Applicable.

Item 8.     Identification and Classification of Members of a Group.

Name                     Category       No.ofShares       Percentage

WEDBUSH, Inc.            CO             239,124           3.93%
Edward W. Wedbush        IN              77,171           1.27%

EWW is the chairman of WI. EWW owns a majority of the outstanding Shares of WI. Accordingly, EWW may be deemed the beneficial owner of the Issuer's Shares owned by WI. However, beneficial ownership of the Issuer's Shares is hereby disclaimed by EWW.


Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                              Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        WEDBUSH, Inc.

1/28/05
---------------------------
Date

ERIC D. WEDBUSH
------------------
Eric D. Wedbush
---------------------------
Signature

ERIC D. WEDBUSH
------------------
Eric D. Wedbush/ President
---------------------------
Name/Title


         Edward W. Wedbush


1/28/05
---------------------------
Date

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Signature

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Name/Title